

November 1, 2010

John A. Williams
President and Chief Executive Officer
Preferred Apartment Communities, Inc.
3625 Cumberland Boulevard, Suite 400
Atlanta, GA 30339

> **Re:** **Preferred Apartment Communities, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed October 4, 2010**
> **File No. 333-163523**

Dear Mr. Williams:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comments 5 and 38 in our letter dated July 30, 2010; however, we have not yet received the supplemental materials. Please also provide highlighted copies of market forecasts prepared by Mr. Ron Whitten, which you reference in the revised disclosure on pages 68 and 70 and confirm that such materials are publically available. We may have further comments after we have reviewed these materials.

2.   We note your response to comment 6 in our letter dated July 30, 2010. Please provide a more detailed analysis of why you believe your planned investment activities will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940.

Management Agreement, page 4

3.   We note your response to comment 11 from our letter dated August 30, 2010. The revised disclosure reflects the estimated amount of acquisition fees assuming your targeted leverage of 65% of acquisition costs. Please tell us whether this is the maximum amount of leverage that you are permitted to use under the terms of your charter or bylaws. If not, please revise further to also reflect the amount of fees due assuming the maximum amount of leverage that you are permitted to use.

Use of Proceeds, page 53

4.   Please revise to describe the offering proceeds you intend to use to purchase the two properties you currently have under contract. We note the disclosure on page 78.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 60

5.   We note the disclosure on page 78, which indicates that you anticipate using a significant amount of mortgage debt to acquire the Atlanta and Philadelphia properties currently under contract. Please revise your discussion of liquidity to describe the sources of financing for these properties. In addition, please update the discussion of contractual commitments to disclose your contractual obligations for the purchase of these properties.

Prior Performance Summary

Prior Performance of Affiliates of Our Sponsor

Development Funds, page 62

6.   We note your revised disclosure in this section in response to comment 28 in our letter dated July 30, 2010. Please expand the disclosure to also show internal rate of return to the fund *after* fees and expenses. In addition, please disclose the return to investors as a percentage return, in addition to the dollar amount.

7.   We note your response to comment 29 in our letter dated July 30, 2010. Please revise to quantify and discuss in greater detail the number of properties that are currently generating cash flows insufficient to service the debt. Please also update your disclosure in this section in future amendments to reflect the status of negotiations for loan extensions or work-outs, including loans related to properties in the pre-development phase.

Adverse Business Developments and Conditions, page 65

8.   Please revise to more specifically discuss properties lost to foreclosure, short sale, or deed in lieu of foreclosure.

Business

Our Investment Strategy, page 67

9.   We note your response to comment 32 in our letter dated July 30, 2010. Please ensure that you also provide third-party support for the expected capitalization rates that you disclose for each of your asset categories on page 71.

Our Target Assets, page 72

10.   Considering that you do not currently own any properties in any of the markets shown on the map, and that you have contracts to purchase only two properties in two of the markets shown on the map, the title "Acquisition Markets Map" may be confusing to investors. Please revise to provide a different title that more accurately describes the information conveyed by the map. In addition, please revise to briefly describe how you define the three market categories shown on the map: Opportunistic, Performing, and Stable.

Our Financing Strategy, page 73

11.   The last sentence of the second paragraph states that subsequent events could result in your exceeding your target leverage limits. Please revise to clarify whether your charter or bylaws impose any limits on your ability to use leverage.

Description of Real Estate Investments

Property Acquisition, page 79

12.   Please revise your disclosure in this section to describe all material terms, including closing conditions, pertaining to each of your purchase agreements.

13.   Please tell us whether the Oxford entities identified as counterparties to these purchase arrangements are affiliates of your sponsor.

14.   Please tell us whether you are assuming any existing mortgage debt and, if so, please revise footnote 4 to clarify what portion of your anticipated mortgage debt referenced in the table represents currently outstanding amounts.

15.   We note that you plan to secure loans from Fannie Mae or Freddie Mac to consummate the acquisitions you have described and that you have also provided anticipated interest rates in your table disclosure. Please revise to disclose the current status of any negotiations with Fannie Mae or Freddie Mac. Please also discuss your ability to purchase these properties if financing is not available as anticipated from these sources.

16.   We note you discussion of historical effective net annual rental rates for each of the properties you intend to purchase. Please revise to clarify whether tenant concessions and abatements are included in base rents used to calculate effective net annual rental rates. If not, please also disclose the effective annual rents for each of the properties adjusting for concessions and abatements.

17.   Please explain more fully how you determined occupancy rates for each of the properties.

Our Management and Management Agreement

Management Agreement, page 90

18.   We note your response to comment 42 in our letter dated July 30, 2010. It appears that you may terminate the agreement annually based upon unsatisfactory performance or a determination that the management fees are not fair. In addition, you may terminate at any time for cause, as defined in the management agreement. Please revise to clarify whether you have any right to terminate or decline to renew the agreement at will, similar to the manager's right to decline to renew the agreement.

Management Compensation, page 93

19.   Refer to your revised discussion of the Special Limited Partnership Interest on page 96 in the fee table.   Please explain how each asset's "net selling price" used to calculate this special distribution takes into account the commission paid to your manager for the sale of assets, which you discuss on the preceding page. Please revise your disclosure to clarify, if true, that your manager is entitled to this distribution in addition to the fee the manager is entitled to receive as a commission for the disposition of assets. Please make conforming changes to the fee table disclosure located in the prospectus summary.

Description of Securities

Appendix A – Prior Performance Tables

Table I – Experience in Raising and Investing Funds, A-2

20.   We note that the amount of investor commitments for both funds includes commitments from the sponsor as well as other investors. Please revise the table or the footnotes to separately disclose the actual amounts invested by the sponsor and by other investors.

21.   Refer to footnote 4 to the table. Please revise to clarify all sources of investor commitments. Currently, you disclose that five institutional investors committed $39.0 million and the sponsor committed $5.0 million. The source of the remaining commitments needed to reach the $103.125 total is not clear.

22.   Refer to footnote 5 to the table. Please explain in greater detail the sponsor's and investors' decision to freeze funds available for the fund's acquisition program.

Part II – Information Not Required in Prospectus

Item 36. Financial Statements and Exhibits, page II-3

23.   Please tell us why you have not included all of the listed exhibits and schedules for exhibits 10.4 and 10.5. Alternatively, please file such exhibits and schedules with your next amendment. Refer to Item 601(b)(10) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Associate Director

cc: Peter M. Fass, Esq.
        James P. Gerkis, Esq.
        Proskauer Rose LLP *(via facsimile)*